AH
6-21-2005

CM 6/13

SECI COMMISSION
05043541
0549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5-(A)
# PART III

SEC MAIL PROCESSING
RECEIVED
MAY 17 2005
WASH. D.C. 202 SECTION

| SEC FILE NUMBER |
|---|
| 8-50809 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GRANITE FINANCIAL GROUP, INC. AND SUBSIDIARY

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12220 EL CAMINO REAL, SUITE 400
(No. and Street)

SAN DIEGO, (City) CALIFORNIA (State) 92130-2091 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

ALLISON D. DIAMOND, CHIEF FINANCIAL OFFICER (858) 509 – 8800
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report.*

CORADINO HICKEY & HANSON, A CPA CORPORATION
*(Name – if individual, state last, first middle name)*

4275 EXECUTIVE SQUARE, SUITE 200 (Address) LA JOLLA (City) CALIFORNIA (State) 92037-1476 (Zip Code)

**CHECK ONE:**

- ✓ Certified Public Accountant
- ❑ Public Accountant
- ❑ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 23 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Allison D. Diamond, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of GRANITE FINANCIAL GROUP, INC. AND SUBSIDIARY, as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Allison D. Diamond
(Title) Chief Financial Officer

STATE OF CALIFORNIA )
) ss.
COUNTY OF SAN DIEGO )

On this 16th day of ~~February~~ May in the year 2005, before me, Colleen D. Link a Notary Public, State of California, duly commissioned and sworn, personally appeared Allison D. Diamond, personally known to me (~~or proved to me on the basis of satisfactory evidence~~) to be the person(~~s~~) whose name is/~~are~~ subscribed to the within instrument, and acknowledged to me that She executed the same in ~~his~~/her/~~their~~ authorized capacity(~~ies~~), and that ~~his~~/her/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

WITNESS my hand and official seal.

Notary Public, State of California

My commission expires 7-14-07

(Seal) COLLEEN D. LINK Commission # 1425116 Notary Public - California San Diego County My Comm. Expires Jul 14, 2007

This report ** contains (check applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3k(2)(ii).
- ✓ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3k(2)(ii).
- ✓ (j) A Reconciliation including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3k(2)(ii).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Certified Public Accountants' Supplementary Report on Internal Accounting Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*

# GRANITE FINANCIAL GROUP, INC. AND SUBSIDIARY

## SCHEDULE II - EXEMPTIVE PROVISION UNDER RULE 15c3-3k(2)(ii)

## DECEMBER 31, 2004

Granite Financial Group, Inc. has an exemption from the Computation for the Determination of Reserve Requirements Pursuant to Rule 15c3-3 and an exemption from Information Relating to the Possession or Control Requirements under Rule 15c3-3 due to SEC Rule 15c3-3k(2)(ii) because all customer transactions are cleared through another Broker-Dealer on a fully disclosed basis.

Name of Clearing Firm:

| | | |
|---|---|---|
| Banc of America Securities, LLC | SEC No. 8-42263 | Product Code A |